FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 21, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

This report on Form 6-K is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

Anna Brandt Joins SEK Board at Extraordinary General Meeting

Stockholm, November 21, 2017 — SEK has announced that, at the Extraordinary General Meeting held on November 21, 2017, Anna Brandt was elected to the Board of Directors of SEK (the “Board”) as a Director. Anna Brandt replaces Teppo Tauriainen, who chose to leave the Board after three years of service.

The Board now consists of the following eight directors:

Name	Age(1)	Position
Lars-Linder Aronson	63	Chairman of the Board and Director
Cecilia Ardström	51	Director
Anna Brandt	55	Director
Reinhold Geijer	63	Director
Hans Larsson	55	Director
Susanne Lithander	55	Director
Lotta Mellström	46	Director
Ulla Nilsson	69	Director

(1) As of December 31, 2016

Ms. Brandt was elected to serve for a term of approximately five months, which will expire at the end of SEK’s next Annual General Meeting in 2018.

Ms. Brandt currently serves as Sweden’s Ambassador in Dublin, Ireland (based in Stockholm) and has served in that role since September 2016. She has previously served as Executive Director and Member of the Board at the World Bank, European Bank for Reconstruction and Development (EBRD) and European Investment Bank (EIB). She has also previously served as Ambassador for Agenda 2030 at the Swedish Ministry for Foreign Affairs and as Sweden’s Ambassador in Nairobi, Kenya.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2017

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Anna Finnskog
Anna Finnskog, Director

By:	/s/ Ann-Marie Ahlén-Fihlman
Ann-Marie Ahlén-Fihlman, Director